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                                  UNITED STATES                                 SEC FILE NUMBER
                                                                                1-12541
                       SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                                                CUSIP NUMBER
                             Washington, D.C. 20549                             046613 10 5
                                                                                -----------------------------
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K   [ ] Form 20-F  [X] Form 11-K [ ] Form 10-Q   [ ] Form N-SAR

               For period Ended:    June 30, 2000
                                 -------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:    Not applicable
                                                ----------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
-----------------------------------------------------------------------------------------------------

Part  1 - REGISTRANT INFORMATION

Atchison Casting Corporation  on behalf of each of the following:
Atchison Casting Corporation Savings Plan; Atchison Casting Corporation 401(k) Plan;
Atchison Casting Corporation Hourly Employees 401(k) Plan; Empire Steel Castings, Inc.
401(k) Profit Sharing Plan for Union Employees; Quaker Alloy, Inc. 401(k) Profit Sharing
Plan for Union Employees; LaGrange Foundry, Inc. 401(k) Savings and Defined Contribution
Plan; PrimeCast 401(k) Savings and Defined Contribution Plan (collectively, the "Plans")
-----------------------------------------------------------------------------------------------------
Full Name of Registrant

        Not applicable
-----------------------------------------------------------------------------------------------------
Former Name if Applicable

        400 South Fourth Street
------------------------------------------------------------------------------------------------------------
Address of principal executive office

        Atchison, Kansas  66002
------------------------------------------------------------------------------------------------------------
City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X}  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Attach Extra Sheets if Needed)    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

Each of the Plans is unable to timely file, without unreasonable effort or expense, a Form 11-K for the fiscal year ended June 30, 2000 because the Plans' auditors have not yet received certain information that is necessary for the auditors to complete their audit of the Plans.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

               Kevin T. McDermed                            (913)            367-2121
      ------------------------------------------------------------------------------------
                      (Name)                              (Area code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
      answer is no, identify report(s).                      [ ] Yes [X ] No*

      *Atchison Casting Corporation did not timely file its Form 10-Q for the period ended September 30, 2000.  However, insomuch as this is the first 11-K filing required of each of the Plans, no such periodic reports were required of the Plans during the preceding 12 months.  Hence, each of the Plans has timely filed all such periodic reports required of it during the preceding 12 months.

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings
      statements to be included in the subject report or portion thereof?    Yes [  ] No [X]


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atchison Casting Corporation  on behalf of each of the following:
Atchison Casting Corporation Savings Plan; Atchison Casting Corporation 401(k) Plan;
Atchison Casting Corporation Hourly Employees 401(k) Plan; Empire Steel Castings, Inc.
401(k) Profit Sharing Plan for Union Employees; Quaker Alloy, Inc. 401(k) Profit Sharing
Plan for Union Employees; LaGrange Foundry, Inc. 401(k) Savings and Defined Contribution
Plan; and PrimeCast 401(k) Savings and Defined Contribution Plan (collectively, the "Plans")
-------------------------------------------------------------------------------------------------
                         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                          ATCHISON CASTING CORPORATION


Date    December 27, 2000                          By   /s/ Kevin T. McDermed
     ---------------------------------------          -----------------------------------------------
                                                          Kevin T. McDermed
                                                          Vice President, Chief Financial Officer,
                                                          Treasurer and Secretary


                                                   ATCHISON CASTING CORPORATION SAVINGS PLAN;
                                                   ATCHISON CASTING CORPORATION 401(K) PLAN;
                                                   and ATCHISON CASTING CORPORATION HOURLY
                                                   EMPLOYEES 401(K) PLAN


Date    December 27, 2000                          By: Atchison Casting Corporation
     ---------------------------------------

                                                   By:    /s/ Kevin T. McDermed
                                                       ----------------------------------------------
                                                          Kevin T. McDermed
                                                          Vice President, Chief Financial
                                                          Officer, Treasurer and Secretary of
                                                          Atchison Casting Corporation, the
                                                          Administrator of the Atchison
                                                          Casting Corporation Savings Plan,
                                                          the Atchison Casting Corporation
                                                          401(k) Plan, and the Atchison
                                                          Casting Corporation Hourly
                                                          Employees 401(k) Plan

                                                   EMPIRE STEEL CASTINGS, INC. 401(K) PROFIT
                                                   SHARING PLAN FOR UNION EMPLOYEES


Date    December 27, 2000                          By: Atchison Casting Corporation
     ---------------------------------------

                                                   By:    /s/ Kevin T. McDermed
                                                       ----------------------------------------------
                                                          Kevin T. McDermed
                                                          Vice President, Chief Financial
                                                          Officer, Treasurer and Secretary of
                                                          Atchison Casting Corporation, the
                                                          parent of Empire Steel Castings,
                                                          Inc., the Administrator of the
                                                          Empire Steel Castings, Inc. 401(k)
                                                          Profit Sharing Plan for Union
                                                          Employees


                                                   QUAKER ALLOY, INC. 401(K) PROFIT SHARING
                                                   PLAN FOR UNION EMPLOYEES

Date    December 27, 2000                          By: Atchison Casting Corporation
     ---------------------------------------

                                                   By:    /s/ Kevin T. McDermed
                                                       ----------------------------------------------
                                                          Kevin T. McDermed
                                                          Vice President, Chief Financial
                                                          Officer, Treasurer and Secretary of
                                                          Atchison Casting Corporation, the
                                                          parent of Quaker Alloy, Inc., the
                                                          Administrator of the Quaker Alloy,
                                                          Inc. 401(k) Profit Sharing Plan for
                                                          Union Employees


                                                   LaGRANGE FOUNDRY, INC. 401(K) SAVINGS AND
                                                   DEFINED CONTRIBUTION PLAN

Date    December 27, 2000                          By: Atchison Casting Corporation
     ---------------------------------------

                                                   By:    /s/ Kevin T. McDermed
                                                       ----------------------------------------------
                                                          Kevin T. McDermed
                                                          Vice President, Chief Financial
                                                          Officer, Treasurer and Secretary of
                                                          Atchison Casting Corporation, the
                                                          parent of LaGrange Foundry, Inc.,
                                                          the Administrator of the LaGrange
                                                          Foundry, Inc. 401(k) Savings and
                                                          Defined Contribution Plan

                                                   PRIMECAST 401(K) SAVINGS AND DEFINED
                                                   CONTRIBUTION PLAN

Date    December 27, 2000                          By: Atchison Casting Corporation
     ---------------------------------------

                                                   By:    /s/ Kevin T. McDermed
                                                       ----------------------------------------------
                                                          Kevin T. McDermed
                                                          Vice President, Chief Financial
                                                          Officer, Treasurer and Secretary of
                                                          Atchison Casting Corporation, the
                                                          parent of PrimeCast, Inc., the
                                                          Administrator of the PrimeCast
                                                          401(k) Savings and Defined
                                                          Contribution Plan





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